(ZOLL letterhead)

April 10, 2006

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE: ZOLL Medical Corporation

Form 10-K for the fiscal year ended October 2, 2005

Form 10-Q for the fiscal quarter ended January 1, 2006

File No. 000-20225

Dear Ms. Tillan:

After we filed our letter on April 7, 2006 responding to your letter of comment dated March 15, 2006, we discovered an inadvertent error on page 14 of 19 in our response to Comment 5. We are therefore filing this revised response to Comment 5. In our detailed discussion of our consideration of SFAS 141 and FIN 46R, we analyzed whether the following condition existed that would have excluded Lifecor, Inc. (“Lifecor”) from the scope exemption:

“(4) The activities of the entity are primarily related to securitization or other forms of asset backed financings or single-lessee leasing arrangements.

Lifecor’s business does not utilize or involve these activities.”

In our April 7 letter, the word “not” was inadvertently omitted.

The following is our revised complete response to Comment 5.

Note D – Acquisitions, page 60

1.	We note that you acquired exclusive marketing and distribution rights to Lifecor’s technology in exchange for $5 million in cash and the return of your investment in Lifecor. We note that you are also providing a working capital line of credit to Lifecor secured by its accounts receivable and other assets. We note that you obtained an option to purchase the remaining net assets of Lifecor, which you valued at $1.3 million. In this regard, we have the following comments:

•

Please tell us and disclose in future filings the significant terms of your exclusive license agreement with Lifecor. Please tell us the Exhibit number under which you filed this agreement. Please also tell us and disclose in

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

future filings how you accounted for this transaction and tell us why. Please cite the applicable accounting literature that you relied on and how you applied that literature to your facts and circumstances.

Response to Comment 5

We have provided below additional background information on Lifecor, which will be referenced in our responses to the questions and comments from the Staff.

Lifecor was founded in 1986 by a team responsible for developing and introducing the world’s first implantable cardioverter defibrillator (ICD). Lifecor’s principal founder believed that implantable defibrillators had limitations and wanted to create another treatment option for cardiac patients. Lifecor secured over $60 million of equity funding and raised additional amounts through debt placements with parties unrelated to the Company. The Company’s total equity participation in Lifecor was $2 million in 1996, and an additional $1.5 million in November 2002, representing in sum a total ownership interest of approximately 5%. These equity investments, along with cash consideration, were exchanged for a license to Lifecor’s in-hospital product as outlined in the License and Supply Agreement entered into in March 2004 with Lifecor and the option to acquire the Lifecor business in its entirety. The Company’s total loans to Lifecor never exceeded $3.0 million at any point in time.

During the period between 1986 and 2002, Lifecor developed the world’s only wearable external defibrillator. The device received premarket approval (PMA) from the FDA in October 2002. In February 2003, Lifecor initiated sales through its own direct sales force, with reimbursement being received under miscellaneous reimbursement codes from providers such as private health insurance plans and governmental agencies. Specific federal reimbursement codes were received in January 2004. The codes classified the product as durable medical equipment; as a result, the Lifecor product was eligible for reimbursement only when used in out-of-hospital settings. Based on this designation, Lifecor devoted its business development efforts to the out-of-hospital market.

In November 2002, shortly after receiving the PMA for the out-of-hospital device, Lifecor entered into a Marketing and Distribution Agreement with the Company for sale of the product into hospitals. Lifecor received no consideration from the Company in entering into this agreement, but instead was entitled to future profits on the sale of such products into hospitals. The agreement anticipated that the in-hospital device would be

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

available for sales in the United States by December 2003. The Company gained limited distribution rights for a specified period of time for Lifecor’s wearable defibrillator in the in-hospital market, but had no ownership rights to the related intellectual property. As further discussed below, the in-hospital and out-of-hospital markets are separate and distinct. Specifically, the two markets include different types of products, sales force, distribution models and manner in which products or services are purchased (i.e. rental fees charged to patients, which are reimbursable for the out-of-hospital market, compared to the sale of capital equipment to hospitals for the in-hospital market).

As the in-hospital product neared final FDA approval, the Company determined that a substantial effort would be required to establish the in-hospital market. The Company determined that it needed to have a permanent license to manufacture, market and distribute the in-hospital device in order to justify the cost to market it. Consequently, a License and Supply Agreement (LSA) was entered into between the Company and Lifecor on March 29, 2004, which modified the prior arrangement and provided the Company with such worldwide rights to the in-hospital market for Lifecor’s wearable defibrillators.

Under the LSA, the Company acquired a fully-paid, royalty free, transferable, perpetual, irrevocable, exclusive, worldwide right and/or license to any and all of Lifecor’s intellectual property for use in hospitals, clinics or similar short-term health care facilities. The Company also obtained the right to sublicense the rights it had obtained to others for use in such settings. The rights allowed the Company to make, have made, use, sell, have sold, offer to sell, rent, import or have imported and or lease products which practice or embody the Lifecor intellectual property. The Company also obtained rights to incorporate any further intellectual property developed by Lifecor for wearable defibrillators through March 29, 2009 into the in-hospital product.

Under the LSA, Lifecor was required to maintain sufficient manufacturing and servicing capacity to meet the Company’s product needs and servicing requirements through March 29, 2009. The product selling price to the Company was established at Lifecor’s cost plus 10%. The Company also obtained a license to Lifecor’s trademarks through that date.

Separately, under the Master Agreement, the Company purchased an option to acquire Lifecor’s business.

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

The Company enters into license agreements from time to time in the ordinary course of its business. The Company does not consider any of these license agreements to be material to its business. The LSA covered the in-hospital market for wearable defibrillators, which was unlikely to have a material financial impact on the Company’s business for several years. Therefore, we did not consider the LSA to be material to our business and consequently did not file it with the Commission as an exhibit. Nevertheless, we will file the LSA as an exhibit to our quarterly report on Form 10-Q for the quarter ended April 2, 2006.

Based on our analysis of EITF 98-3 discussed below, the Company concluded that the acquisition of the license rights did not constitute a business, but rather the purchase of specific assets. Based on the relative value of the cash consideration compared to the overall fair value of the assets acquired, the Company concluded that such exchange represented a monetary exchange in accordance with APB 29 (and EITF 01-2). The Company considered both the relative amount of the cash consideration and the form of the transaction in reaching this conclusion. The Company engaged an independent registered public accounting firm to appraise the fair values of the option and the assets acquired under the LSA. Based on that appraisal, the Company recorded the option at $1,290,000 and the LSA at $7,210,000.

In addition, the Company reviews its long-lived assets on a quarterly basis to determine if any adverse conditions exist that would indicate impairment under SFAS 144. We have concluded that no impairment exists with respect to the option or the LSA.

•	We note from page 62 that you “acquired exclusive marketing and distribution rights to Lifecor’s technology for in-hospital use in exchange for $5 million in cash and the return of the Company’s $3.5 million equity investment in Lifecor.” Please reconcile with the preamble in the March 29, 2004 Master Agreement which states that “at the Closing…the Investor will purchase the hospital business of [Lifecor] for an aggregate purchase price of $5,000,000 (comprised of $500,000 delivered at Closing, $2,159,632 which will be paid following stockholder approval of the Purchase Agreement…$840,368 which is being paid through the cancellation on the date hereof of various notes payable to [ZOLL Medical], $750,000 on July 6, 2004 and $750,000 on October 4, 2004) plus the contribution by [ZOLL Medical] of 159,092 shares of common stock of [Lifecor] currently owned by [ZOLL Medical].

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

Response to Comment 5

The preamble to the Master Agreement reflects the legal form of the LSA. However, the note on page 62 of the 2005 10-K reflects application of accounting principles to the LSA. We applied the guidance of SFAS 141 in accounting for this transaction. SFAS 141 refers to EITF 98-3 for the definition of a business. EITF 98-3 defines a business as a self-sustaining, integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. By entering into the LSA, the Company acquired the elements necessary to start a business, but not sufficient processes and resulting output to consider the assets acquired under the LSA as a business under EITF 98-3 at the date of acquisition. Therefore, the transaction was treated as an acquisition of assets. See further details of the Company’s evaluation of SFAS 141 under the next bullet point of Comment 5.

Because the preamble to the Master Agreement does not include the value of the shares exchanged, we are providing the following additional information to reconcile the amounts to the disclosure in our 2005 Form 10-K. The Company acquired a total of 159,092 shares of the common stock of Lifecor at $22.00 per share in the two transactions described above. The $3.5 million equity investment in Lifecor referred to in the note represents the 159,092 shares at their purchase price, which approximated the fair value at the time of the exchange. The most recent equity transaction prior to March 29, 2004 occurred in January 2003, in which Lifecor stock was sold for $22.00 per share to an unrelated third party for a purchase price of approximately $400,000. In addition, the progress made by Lifecor to market its product from January 2003 through March 29, 2004 also supported the fair value of the underlying stock. In disclosing the carrying value of the investment rather than the number of shares, we concluded that the $3.5 million value was more important to understand the consideration exchanged for the rights.

•	We note that under the March 29, 2004 Master Agreement you purchased the “hospital business” of Lifecor and received an option to acquire the remainder of Lifecor. Please tell us and disclose the significant terms of this agreement, including the purchase option and the amount payable for the remainder of the business under that option. It appears that you have not reflected the purchase of this business in your financial statements. Tell us how you are accounting for this agreement and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances. Please also discuss, in detail, your consideration of SFAS 141 and FIN 46R.

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

Response to Comment 5

The Master Agreement contains the terms and conditions related to ZOLL’s purchase of the in-hospital license and the option to acquire Lifecor’s out-of-hospital business. The option gave the Company the right to purchase substantially all the remaining assets of Lifecor for nominal consideration (ten dollars), assumption of up to $6.5 million of third-party debt and the assumption of the ordinary course liabilities on Lifecor’s balance sheet, including any Lifecor debt due to ZOLL. The exercise of the option would also require ZOLL to make earn-out payments tied to revenue growth of the Lifecor out-of-hospital business. If the option were exercised, ZOLL would be required to pay Lifecor ..5 times 2006 revenue in excess of $10 million, .5 times 2007 revenue over the greater of 2006 revenue or $10 million, .5 times 2008 revenue over the greater of 2007 revenue or $10 million, 2009 revenue over the greater of 2008 revenue or $30 million, and 2010 revenue in excess of the greater of 2009 revenue or $30 million. The significant terms of the Agreement will be disclosed in future filings.

After the acquisition of the in-hospital rights from Lifecor, the remaining Lifecor business represented the out-of-hospital product along with all manufacturing operations. Consequently, as a result of our option to acquire this business and our line of credit with Lifecor, we considered the applicability of FIN 46R as follows:

Although the working capital line of credit and option to purchase the assets of Lifecor could potentially represent a variable interest, the Company considered the business scope exception of paragraph 4h of FIN 46R in determining whether FIN 46R applies for the consolidation of Lifecor.

Under this guidance, an entity is not considered a VIE if it meets the definition of a business and other criteria prescribed by FIN 46R, as follows: A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

The Company’s consideration of the elements, and as to whether Lifecor met the definition of a business is as follows:

Inputs:	Lifecor designs and manufactures all the devices required to operate its business, and occupies its own assembly facility in Pittsburgh, PA. It owns substantial intellectual property related to its products, including U.S. and foreign patents, trademarks and trade secrets. The Company has agreements in place for the supply of several of the more critical components of its products. Lifecor services its products and employs personnel who fit the wearable defibrillator on patients. Lifecor employs approximately 60 people who are engaged in management, design, procurement, assembly, marketing and sales, service functions and general administrative functions.

Processes:	As discussed above, Lifecor employs approximately 60 people who perform the full scope of functions to design, manufacture, market, sell and service its products, as well as carry out the day-to-day business activities of the corporation.

Output:	Lifecor’s sales staff has enabled Lifecor to establish a patient customer base in 13 U.S. markets. As discussed above, in February 2003, Lifecor initiated sales through its own direct sales force, with reimbursement being received under miscellaneous reimbursement codes. Specific federal reimbursement codes were received in January 2004.

The Company also analyzed whether any of the following conditions existed that would have excluded Lifecor from the scope exception:

1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.

Neither the Company nor any related party participated in the design or redesign of Lifecor. Lifecor was in existence for a period of 10 years before the Company made its initial investment in Lifecor. The Company’s entry into the in-hospital business through the LSA did not affect Lifecor’s equity structure or business operations or plan. In addition, there has been no re-design of Lifecor, as it is still carrying out its principal business activities and selling product into the out-of-hospital market.

2) The entity is designed so that substantially all of its activities either

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

involve or are conducted on behalf of the reporting enterprise and its related parties.

Lifecor’s out-of-hospital business does not involve the Company, nor is it conducted on behalf of the Company or any related party. Lifecor’s business involves the rental of medical equipment directly to patients for their use outside the hospital setting, and has no relationship to the Company’s business. Although Lifecor agreed to manufacture in-hospital products and granted certain intellectual property rights to the Company under the terms of the LSA, such activities did not represent a substantial portion of its business. No other business activities are being conducted by Lifecor on behalf of the Company.

(3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

Lifecor has obtained over $60 million of equity funding, and has raised additional amounts through debt placements to parties unrelated to the Company. The Company’s total equity participation—$3.5 million—was sold back to Lifecor in connection with entering into the LSA. The Company’s loans to Lifecor never exceeded $3.0 million at any point in time.

(4) The activities of the entity are primarily related to securitizations or other forms of asset backed financings or single-lessee leasing arrangements.

Lifecor’s business does not utilize or involve these activities.

Based on satisfying the above criteria, the Company concluded that Lifecor qualified for the business scope exception of FIN 46R. Under SFAS 141, the acquisition of Lifecor would not be reflected in the Company’s financial statements until such time as the Company gains control of the operations of Lifecor, receives its assets, and assumes or incurs Lifecor’s liabilities (i.e., upon the consummation or closing date), which would not occur until the option is exercised and the transaction closes.

•

Please tell us how you determined that the consideration should be assigned to a license fee and a purchase option. Please also discuss how you allocated the amounts and why. Please also tell us how you determined that the useful life of the license was 25 years.

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

Response to Comment 5

The Company engaged an independent registered accounting firm to assist management with the valuation of the purchase option and license fee. A discounted cash flow model utilizing expected future profits from the sales of the in-hospital product were utilized in calculating the value of the license and, similarly, the discounted future cash flows of the Lifecor out-of-hospital business were utilized in determining the value of the option.

The Company acquired license rights to a number of patents from Lifecor including rights to developments through March 29, 2009 related to a wearable defibrillator. The life used was consistent with the expected cash flows used in the valuation model, which included the core technologies that could be updated by new technology through March 29, 2009.

To provide further support for the 25-year useful life, we have provided the following additional information about the history of the development of treatment for heart attacks and sudden cardiac arrest, and our expectations regarding future trends in technological advances.

The proper functioning of the heart requires blood flow through the circulatory system at controlled pressures, and an electrical impulse system which controls the rate at which the heart beats.

Over the last 50 years there have been numerous advances with respect to blood flow and control of the pressure within the circulatory system. New and improved blood pressure medications, cholesterol drugs, coated stents and by-pass procedures are continually being developed to improve or repair the circulatory system.

However, since Dr. Paul Zoll performed the first external defibrillation on a patient approximately fifty years ago, external defibrillation has remained the only recognized treatment in situations where sudden cardiac arrest is caused by ventricular fibrillation or other dysrhythmias of the heart. The application of an electric shock within a very short time (i.e. minutes) of the onset of sudden cardiac arrest remains the cornerstone of resuscitation. In fact, we know of only four improvements to deal with the electrical impulse system of the heart over the past 50 years:

1) The development of an implantable cardiac defibrillator (ICD) which worked to shorten time to shock and placed the shock directly on the heart muscle. This technology is over 20 years old, and device sales

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

have been growing at approximately $1 billion a year for the last three years. Worldwide sales of ICDs were approximately $6 billion in 2005. ICDs require surgical implantation, and we believe that even at current growth rates ICDs will never be used on more than a minor fraction of the population.

2) Development of an algorithm for external defibrillators that allows a device to determine whether a heart is in fibrillation. This technology has led to the current rapidly developing use of defibrillators in areas where large numbers of people gather. The potential market for these automated external defibrillators (AED) is estimated to be less than 10% penetrated even after 20 years following the development of the technology.

3) Development of an improved wave form used in external defibrillators. Although this may be viewed as a major development, 10 years after the new wave form became readily available in the marketplace, we estimate less than fifty percent of devices in service use the new technology. More than fifty percent of defibrillators currently in use utilize the original technology developed in the 1950’s by Dr. Zoll.

4) The development of the Lifecor wearable defibrillator, which took 16 years and more than $60,000,000 to develop and receive a PMA from the FDA.

The Lifecor product shortens the time to defibrillation without the need for surgery which is required to implant an ICD. This product can be used immediately after a patient suffers a heart attack and is at heightened risk of sudden cardiac arrest, unlike an ICD, the implantation of which requires a 45-day waiting period after a heart attack, even for those patients who qualify for an ICD.

When the electrical system of the heart dysfunctions, a survival curve exists which shows that for each minute that passes, the potential for survival goes down by 10%. The Lifecor technology can be used to deliver a shock, based on the arrhythmia detected, in a very short period of time, because the patient is literally wearing the device, and the device will function automatically without requiring third-party intervention. In fact, since coming out of clinical trails, the Lifecor product has achieved a 100% save rate on treatable arrhythmias.

We are aware of no other technology even in the conceptual stage of development that can restore the heart when its electrical system dysfunctions, other than the use of an electric current as in current defibrillator technology. Based on the time and cost of development, the extremely long life of prior defibrillation technology, the slow adoption

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

curve for technological advances, and the fact that the current technology developed by Lifecor demonstrates extraordinary effectiveness, we believe the 25-year life we are using to amortize the license to be appropriate.

We will continually assess the useful life of the asset in the future. To the extent that our assumptions with respect to future technology advances are not correct, we will adjust the useful life of the asset.

•	Revise your MD&A disclosure in future filings to include a discussion of the license agreement with Lifecor, and how the transaction affected your financial condition and liquidity

Response to Comment 5

On March 22, 2006 the Company gave notice of the exercise of its option to acquire the Lifecor business. Upon the closing of this transaction, the LSA will no longer be operative, inasmuch as the Company will act as both licensor and licensee. In the future, the Company will discuss the progress of the in-hospital market for wearable defibrillators, as well as the out-of-hospital business. We do not expect the acquisition of the Lifecor business initially to have a material impact on our financial condition or liquidity, but we will disclose this information if it does have a material impact.

•	Please tell us and revise future filings to disclose the total amount reflected in your balance sheet as a loan or advance to Lifecor. Please also tell us and disclose the significant terms of the loans/advances. We note that you are required to assume these loans/advances Under Section 5 of the September 14, 2005 [Amendment to] Master Agreement and Asset Purchase Agreement. Please tell us how you are accounting for, measuring and classifying the loans/advances and related interest and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

Response to Comment 5

We carry the loans with a principal amount of approximately $2.7 million in Notes Receivable, which are included in Other Assets on our Balance Sheet. The loans are secured by a first lien on Lifecor’s accounts receivable and intangible assets, other than the $1.2 million advance made in September 2005, which is secured by a third lien. In issuing the notes, the Company expected to receive full payment from Lifecor out of its

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

operating cash flows. In the event that Lifecor could not repay the notes, the Company would gain considerable value from Lifecor’s patented technology, which serves as collateral for the loans. When the Company acquires Lifecor, such notes will be included in the overall consideration paid to acquire the business.

We evaluate the recoverability of the notes in accordance with SFAS 114 on a quarterly basis to evaluate if it is probable that the Company will be unable to collect the amounts due pursuant to the contractual terms of the loan agreements. To determine whether such evidence exists, management evaluates the available facts and circumstances. The Company considers the financial condition and near-term prospects of Lifecor, including any specific events that may influence the operations of Lifecor, such as changes in technology and progress made towards the ramp-up of sales.

Based on the Company’s quarterly evaluation, no reserves have been recorded. In addition, since the Company has now exercised its option to acquire Lifecor, which acquisition is expected to close shortly, we will disclose the terms of the acquisition as well as the impact on the outstanding notes in a subsequent events footnote.

The notes bear interest at a rate of Prime plus 4%. Because the interest rates on the loans were deemed to be at market value, no discount was required. However, because interest payments were not due until the maturity of the notes, the interest earned would have been discounted in accordance with APB 21. We have not recorded the interest income on our books. Such discounted interest would have amounted to approximately $30,000 per quarter, which was not deemed material.

•	We note from page 3 of the March 29, 2004 Asset Purchase Agreement that Qualifying Revenues include “all third party medical insurance reimbursements actually received by Buyer related to the lease of Company products.” Please tell us about the nature and terms of these sales and whether you have similar sales where either you are paid by third parties or you have leases. As applicable, please tell us about the significance of these sales and how you account for them and why.

Response to Comment 5

The Company does not receive medical reimbursement for sales of its defibrillators and rarely enters into rental arrangements (there was no rental revenue in fiscal 2005). Although Lifecor’s revenue consists almost

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

April 10, 2006

exclusively of payments (reimbursements) received from Medicare, Medicaid or private health insurance plans for the rental of devices, we have not historically entered into such transactions. Therefore, we have not had to disclose the nature and terms of such arrangements to date.

•	Please provide all of the disclosures required by Item 4-08(k) of Regulation S-X and SFAS 57 in future filings.

Response to Comment 5

In future filings, we will continue to evaluate whether any related parties exist and make appropriate disclosures. The Company concluded that Lifecor was not a related party in accordance with SFAS 57 and, therefore, did not make such disclosures. Furthermore, the Company has exercised its option to acquire the Lifecor business, and expects to close such acquisition shortly. As such, we will consolidate Lifecor upon closing.

If you have any questions concerning the revised response, please contact me at (978) 421-9655.

Sincerely,

/s/    A. Ernest Whiton

A. Ernest Whiton

Vice President of Administration &

Chief Financial Officer

cc:	Thomas E. Dyer, Staff Accountant

United States Securities and Exchange Commission

Jason Janoff

Ernst & Young LLP

Raymond C. Zemlin

Goodwin Procter LLP

Richard A. Packer

Chief Executive Officer

Stephen Korn

Vice President and General Counsel

Walter Hall

Corporate Controller